Exhibit 99.1

IAMGOLD Corporation Announces Acquisition of Common Shares of TomaGold Corporation

TSX: IMG NYSE: IAG

TORONTO, Aug. 14, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD") or (the "Company") announces that it has acquired 27,777,777 common shares ("Common Shares") of TomaGold Corporation ("TomaGold").

IAMGOLD subscribed for 27,777,777 Common Shares of TomaGold from treasury (the "Acquisition"), representing approximately 19.98% of the outstanding Common Shares of TomaGold.  The Common Shares were purchased at a price of $0.09 per Common Share, for an aggregate purchase price of $2,500,000.  Prior to the Acquisition, IAMGOLD did not hold any Common Shares of TomaGold.

IAMGOLD has not acquired the Common Shares with an intention to acquire control of TomaGold. IAMGOLD will monitor the business, prospects, financial condition and potential capital requirements of TomaGold. Depending on its evaluation of these and other factors, IAMGOLD may from time to time in the future increase or decrease its ownership, control or direction over Common Shares or other securities of TomaGold through market transactions, private agreements, subscriptions from treasury or otherwise.

TomaGold's head office is located at 410, St-Nicolas, Suite 236, Montréal, Québec H2Y 2P5.

About the Monster Lake – TomaGold JV
The Monster Lake project, located 50 kilometres southwest of Chibougamau, Quebec, Canada, is currently a 50:50 joint venture between IAMGOLD and Tomagold.  IAMGOLD is the operator of the joint venture and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, by completing additional exploration expenditures by January 1, 2022.

IAMGOLD has been conducting successive exploration campaigns on the property which is underlain by Archean volcanic rocks of the Obatogamau Formation and is targeting high grade gold mineralization primarily along a 3-kilometre trend of the Monster Lake Structural Corridor ("MLSC").

Qualified Persons
The technical information in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2017/14/c1570.html

%CIK: 0001203464

For further information: Ken Chernin, VP Investor Relations, Tel: (416) 360-4743, Mobile: (416) 388-6883; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942; IAMGOLD Corporation Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:05e 14-AUG-17